

March 16, 2021

Jamere Jackson
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for the Year Ended August 29, 2020**
> **File No. 001-10714**
> **Filed October 26, 2020**

Dear Mr. Jackson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 29, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures: Adjusted After-tax ROIC and Adjusted Debt to EBITDAR, page 38

1. We note that you use average debt, net of average excess cash, in the calculation of invested capital and debt, net of excess cash, in the reconciliation of adjusted debt. Please tell us how you define and calculate average excess cash and excess cash. Please also tell us your basis for presenting average debt, net of average excess cash and presenting debt, net of excess cash.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Aamira Chaudhry at 202-551-3389 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services